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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934


                        THE SMITHFIELD COMPANIES, INC.
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             (Exact name of registrant as specified in its charter)


         Virginia                      0-17084                  54-1167160
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(State or other jurisdiction   (Commission File Number)      (I.R.S. Employer
    of incorporation)                                     Identification Number)


            311 County Street, Portsmouth, Virginia, (757) 399-3100
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                      Common Stock, No Par or Stated Value
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           (Title of each class of securities covered by this Form)


                                     None
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(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(i)  [X]
               Rule 12g-4(a)(1)(ii) [ ]            Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(2)(i)  [ ]            Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(ii) [ ]            Rule 12h-3(b)(2)(ii) [ ]
                                                   Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: 1
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     Effective as of 5:00 p.m. on July 30, 2001, TSCI Acquisition, Inc.
("Acquisition"), a Virginia corporation and wholly owned subsidiary of Smithfield Foods, Inc., a Virginia corporation ("Smithfield Foods"), was merged with and into The Smithfield Companies, Inc. ("Smithfield Companies"), with Smithfield Companies continuing as the surviving corporation and a wholly owned subsidiary of Smithfield Foods. At the effective time of the merger, each outstanding share of common stock, no par value per share, of Smithfield Companies (other than shares held by shareholders who had perfected their dissenters' rights under Virginia law and other than shares held by Smithfield Foods or Acquisition) was converted into the right to receive $8.50 per share in cash (less applicable withholding taxes), without interest thereon.

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Smithfield Companies, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 30, 2001                        THE SMITHFIELD COMPANIES, INC.

                                           By: /s/ Michael H. Cole
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                                           Name:  Michael H. Cole
                                           Title: Vice President and Secretary